1RT ACQUISITION CORP.

205 West 28th Street, 2nd Floor Suite C

New York, New York 10001

June 30, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attention:	Yolanda Guobadia
Lily Dang
Anuja Majmudar
Kevin Dougherty

Re:	1RT Acquisition Corp.
Registration Statement on Form S-1
Filed June 11, 2025, as amended File No. 333-287941 (the “Registration Statement”)

Dear Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, 1RT Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. ET on Tuesday, July 1, 2025 or as soon as thereafter practicable.

[Signature Page Follows]

Very truly yours,

/s/ Dan Tapiero
Dan Tapiero
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP